SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Cornell Corrections, Inc
                               (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                  219141 10 8
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 219141 10 8                                  PAGE   2   OF   5  PAGES
================================================================================
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 David M. Cornell,  S.S.No. ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 Not applicable                                (a)[ ]
                                                               (b)[ ]
    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.

                            5      SOLE VOTING POWER

       NUMBER OF                      509,987 (1)
        SHARES
     BENEFICIALLY           6      SHARED VOTING POWER
       OWNED BY
         EACH                          0
       REPORTING
        PERSON              7       SOLE DISPOSITIVE POWER
         WITH
                                       421,322

                            8       SHARED DISPOSITIVE POWER

                                       0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 509,987 (1)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                 Not applicable.

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 Approximately 5.4%

           TYPE OF REPORTING PERSON*
    12           IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 88,665 shares of the common stock, par value $.001 per share, of Cornell Corrections, Inc. (the "Common Stock") over which Jane B. Cornell, the former wife of David M. Cornell, has sole dispositive power and, pursuant to a voting agreement, over which Mr. Cornell has sole voting power. Also includes 126,124 outstanding options to purchase shares of Common Stock; such options represent shares that may be acquired within 60 days after the date hereof.

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
ITEM 1.
   Item 1(a)      NAME OF ISSUER:                 Cornell Corrections, Inc.
   Item 1(b)      ADDRESS OF ISSUER'S             4801 Woodway, Suite 100E
                  PRINCIPAL EXECUTIVE OFFICES:    Houston, Texas  77056
ITEM 2.
   Item 2(a)      NAME OF PERSON FILING:          David M. Cornell
   Item 2(b)      ADDRESS OF PRINCIPAL            4801 Woodway, Suite 100E
                  BUSINESS OFFICE:                Houston, Texas  77056
   Item 2(c)      CITIZENSHIP:                    U.S.
   Item 2(d)      TITLE OF CLASS OF SECURITIES:   Common Stock
   Item 2(e)      CUSIP NUMBER:                   219141 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act

               (b) [ ]        Bank as defined in section 3(a)(6) of the Act

               (c) [ ]        Insurance Company as defined in section
                              3(a)(19) of the Act

               (d) [ ] Investment Company registered under section 8 of the Investment Company Act

               (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

               (g) [ ]        Parent Holding Company, in accordance with ss.
                              240.13d-1(b)(ii)(G) (Note: See Item 7)

               (h) [ ]        Group, in accordance with ss.
                              240.13d-1(b)(1)(ii)(H)

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
ITEM 4.           OWNERSHIP

                  (a)   Amount Beneficially Owned:                 509,987 (1)

                  (b)   Percent of Class:                   Approximately 5.4%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              509,987 (1)

                        (ii)  Shared power to vote or to direct the vote: 0

                        (iii) Sole power to dispose or to direct the disposition
                              of: 421,322

                        (iv) Shared power to dispose or to direct the disposition: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable


ITEM 10.          CERTIFICATION

                  Not Applicable

(1) Includes 88,665 shares of the common stock, par value $.001 per share, of Cornell Corrections, Inc. (the "Common Stock") over which Jane B. Cornell, the former wife of David M. Cornell, has sole dispositive power and, pursuant to a voting agreement, over which Mr. Cornell has sole voting power. Also includes 126,124 outstanding options to purchase shares of Common Stock; such options represent shares that may be acquired within 60 days after the date hereof.

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
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1998

                                           /s/ DAVID M. CORNELL
                                               David M. Cornell

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